Seed at the Table, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Periods ended December 31st, 2020, 2021, & July 31st, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Seed at the Table, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31st, 2020, 2021, and July 31st, 2022, and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years and period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 7, 2022
Vincenzo Mongio

Statement of Financial Position

	As of July 31,	As of December 31,	
	2022	2021	2020
ASSETS			
Current Assets			
Cash and Cash Equivalents	298,513	179,486	68
Total Current Assets	298,513	179,486	68
Non-current Assets			
Vehicles, net of Accumulated Depreciation	5,616	6,372	-
Certificate of Deposit	15,000	15,000	-
Total Non-Current Assets	20,616	21,372	-
TOTAL ASSETS	319,128	200,857	68
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	1,580	449	-
Total Current Liabilities	1,580	449	-
Non-Current Liabilities			
Future Equity Obligations	485,150	407,150	-
Total Non-Current Liabilities	485,150	407,150	-
TOTAL LIABILITIES	486,730	407,599	-
EQUITY			
Member's Equity	35,645	26,400	2,896
Accumulated Deficit	(203,247)	(233,142)	(2,828)
Total Equity	(167,602)	(206,741)	68
TOTAL LIABILITIES AND EQUITY	319,128	200,857	68

Statement of Operations

	Period Ended July 31,	Year Ended December 31,	
	2022	2021	2020
Revenue	66,287	-	-
Cost of Revenue	45,087	70,872	1,091
Gross Profit	21,200	(70,872)	(1,091)
Operating Expenses			
Advertising and Marketing	6,738	4,392	120
General and Administrative	98,453	155,104	1,617
Rent and Lease	40	444	-
Depreciation	756	108	-
Total Operating Expenses	105,987	160,049	1,737
Operating Income (loss)	(84,786)	(230,921)	(2,828)
Other Income			
Other	125,711	607	-
Total Other Income	125,711	607	-
Other Expense			
Interest Expense	152	-	-
Other	10,878	-	-
Total Other Expense	11,030	-	-
Provision for Income Tax	-	-	-
Net Income (loss)	29,895	(230,313)	(2,828)

Statement of Cash Flows

	Period Ended July 31,	Year Ended December 31,	
	2022	2021	2020
OPERATING ACTIVITIES			
Net Income (Loss)	29,895	(230,313)	(2,828)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	756	108	-
Accounts Payable	1,132	449	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,888	557	-
Net Cash provided by (used in) Operating Activities	31,783	(229,757)	(2,828)
INVESTING ACTIVITIES			
Vehicles	-	(6,480)	-
Certificate of Deposit	-	(15,000)	-
Net Cash provided by (used by) Investing Activities	-	(21,480)	-
FINANCING ACTIVITIES			
SAFE Note Proceeds	78,000	407,150	-
Member Contributions, Net of Distributions	9,245	23,504	2,896
Net Cash provided by (used in) Financing Activities	87,245	430,654	2,896
Cash at the beginning of period	179,486	68	-
Net Cash increase (decrease) for period	119,027	179,418	68
Cash at end of period	298,513	179,486	68

Statement of Changes in Member Equity

| | Member Capital | | |
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020		-	-
Capital Contributions	2,896	-	2,896
Net Income (Loss)	-	(2,828)	(2,828)
Ending Balance 12/31/2020	2,896	(2,828)	68
Capital Contributions	23,575	-	23,575
Capital Distributions	(71)	-	(71)
Net Income (Loss)	-	(230,313)	(230,313)
Ending Balance 12/31/2021	26,400	(233,142)	(206,741)
Capital Contributions	10,700	-	10,700
Capital Distributions	(1,455)	-	(1,455)
Net Income (Loss)	-	29,895	29,895
Ending Balance 7/31/2022	35,645	(203,247)	(167,602)

Seed at the Table, LLC
Notes to the Unaudited Financial Statements
July 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Seed at the Table, LLC ("the Company") was formed in Delaware on March 23rd, 2020. The Company is a tech-enabled financial ecosystem that's committed to providing its community of diverse professionals and entrepreneurs with equitable access to capital, opportunity, and resources. The Company provides three primary solutions in the form of access to a resource-rich and affinity-aligned network, financial literacy education, and capital access. On the latter, the Company has confirmed their assumption that access to capital is our community's most pervasive hurdle, therefore they have secured approval to operate a capital (Debt & Equity) crowdfunding portal to leverage among other potential external capital sources.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by facilitating capital raises at a fee of 5-7% of raise amounts, licensing diligence solutions at a fee, consulting, and of selling access to education and business growth resources. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over capital raise period which can be one to six months and revenue is recognized over the life of the raise as raise goals are satisfied.

Concentrations of Revenue

Revenue during the period ended July 31st, 2022 was derived from 6 customers, 3 of which comprised greater than 10% of revenue at 60%, 18%, and 11%.

Other Income

The Company had other income during the period ending July 31st, 2022, in the amount of $125,711. The amount primarily consists of 4 grants totaling $125,000 from a well-known multinational technology company related to market/customer research.

Lease

The Company leases a Tesla for transportation. The current lease expires on Nov 1st, 2023. Future minimum monthly lease payments will be $600.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for July 31st, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 7/31/22
Vehicle	5	6,480	864	-	5,616
Grand Total	-	6,480	864	-	5,616

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Certificate of Deposit

The Company had a fixed term certificate of deposit in the amount of $15,000 as of December 31st, 2020 and 2021. The interest rate return is .03% including a one-year term that was renewed on March 18th, 2021 and again on March 18th, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have equity-based compensation as of July 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020, 2021, & July 31, 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4-4.5M.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company is a limited liability company with one class of share wholly owned by a single member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31st, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 7, 2022, the date these financial statements were available to be issued.

The Company entered into $655k worth of SAFE agreements with a $4M assumed valuation containing a $750k conversion trigger. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses and incurred negative cash flows from operations in 2021 and 2020 and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.